EXHIBIT 99.8

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2014 of Rubicon Minerals Corporation of our report dated March 27, 2015, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit 99.2. We also consent to the reference to us under the heading “Names and Interests of Experts” in such Form 40-F.

We also consent to the incorporation by reference of the above report into Rubicon Minerals Corporation’s Registration Statement (No. 333-194076) on Form F-10.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, British Columbia
March 27, 2015